                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                     EA ENGINEERING ACQUISITION CORPORATION
                          EA ENGINEERING HOLDINGS, LLC
                          THE LOUIS BERGER GROUP, INC.
                                  ECOLAIR LLLP
                             LOREN D. JENSEN, Ph.D.
                      MELANIE ANN JENSEN IRREVOCABLE TRUST
                      ALLISON ANN JENSEN IRREVOCABLE TRUST
                      AARON KEITH JENSEN IRREVOCABLE TRUST
                             (Name of Filing Person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  000267911105
                      (CUSIP Number of Class of Securities)

                  Loren D. Jensen                         Derish M. Wolff
      EA Engineering Acquisition corporation       The Louis Berger Group, Inc.
                11019 McCormick Road                    100 Halsted Street
                     Suite 250                     East Orange, New Jersey 07018
               Hunt Valley, MD 21031                      (973) 678-1960
                  (410) 527-3501

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               WALTER G. LOHR, JR.
                             HOGAN & HARTSON L.L.P.
                      111 SOUTH CALVERT STREET, SUITE 1600
                               BALTIMORE, MD 21202
                                 (410) 659-2700

                            CALCULATION OF FILING FEE
       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
       ---------------------                      ----------------------
             $10,466,244.00                          $2,094.00
* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $1.60 cash per share and 6,541,402 shares of Common Stock outstanding or represented by stock options, as of July 24, 2001.

** Previously Paid.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
                         ---                                        ---
Form or Registration No.:  N/A                       Date Filed:  N/A
                           ---                                    ---

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.    [X]  going-private transaction subject to Rule 13e-3.
[_] issuer tender offer subject to Rule 13e-4.         [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer.   [X]

         This Amendment No. 5 to the Tender Offer Statement on Schedule TO relates to the offer by EA Engineering Acquisition Corporation, (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EA Engineering Holdings, LLC (the "Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (the "Company"), a Delaware corporation, at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Offer") (the "Tender Offer").

         Items 6, 8 and 11 are hereby supplemented and amended to include the following information:

         The Offer expired at 5:00 p.m., New York City time, on Friday, September 21, 2001. Based on preliminary information provided by the Depositary, a total of 3,124,524 shares of Common Stock (including 1,980 shares of Common Stock subject to guarantees of delivery) have been validly tendered pursuant to the Offer and accepted for payment.

         We and our parent have been informed by EA Engineering's transfer agent that the number of issued and outstanding shares of Common Stock as of September 21, 2001, the date of the expiration of the Offer, was 5,845,652. Accordingly, the percentage of shares of Common Stock that was tendered pursuant to the Offer is approximately 53%. Together with the shares of Common Stock held by Dr. Jensen and the Jensen Family Trusts, this represents a total of approximately 92% of the outstanding Common Stock.

         Subject to satisfaction of the requirements of the Delaware General Corporation Law, at the relevant time, our parent intends to cause us to merge with and into EA Engineering, resulting in EA Engineering becoming a wholly-owned subsidiary of our parent. As a result of us obtaining more than 90% of the outstanding Common Stock of EA Engineering, including the shares obtained from Dr. Jensen and the Jensen Family Trusts, our parent is able to effect the merger without prior notice to, or any action by, any other stockholder of EA Engineering. Upon the closing of the merger, EA Engineering stockholders who did not tender their shares in the Offer, other than those who properly assert appraisal rights under Delaware law, will receive merger consideration of $1.60 per share in cash, without interest. The full text of the press release announcing the expiration of the Offer has been attached hereto as exhibit (a)(10) and is incorporated herein by reference.

         Item 12 is hereby supplemented and amended to include the following information:

         (a)(10) Press Release of EA Engineering Acquisition Corporation dated September 21, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2001                 EA ENGINEERING HOLDINGS, LLC


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          Title: President


Dated: September 21, 2001                 EA ENGINEERING ACQUISITION CORPORATION


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          Title: President


Dated: September 21, 2001                 THE LOUIS BERGER GROUP, INC.


                                          By:/s/ LEON A. MARANTZ
                                             ---------------------------
                                          Name: Leon A. Marantz
                                          Title: Chair of the Finance Committee

Dated: September 21, 2001                 ECOLAIR LLLP


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          General Partner


Dated: September 21, 2001                 /s/ LOREN D. JENSEN
                                          --------------------------------------
                                          LOREN D. JENSEN, PH.D.


Dated: September 21, 2001                 MELANIE ANN JENSEN IRREVOCABLE TRUST


                                          By:/s/ ALLISON A. JENSEN
                                             ---------------------------
                                          Name: Allison A. Jensen
                                          Trustee


Dated: September 21, 2001                 ALLISON ANN JENSEN IRREVOCABLE TRUST

                                          By:/s/ AARON K. JENSEN
                                             ---------------------------
                                          Name: Aaron K. Jensen
                                          Trustee


Dated: September 21, 2001                 AARON KEITH JENSEN IRREVOCABLE TRUST


                                          By:/s/ MELANIE A. JENSEN-NEY
                                             ---------------------------
                                          Name: Melanie A. Jensen-Ney
                                          Trustee